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May 31, 2011

VIA EDGAR and FAX

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn.:  Jeffery P. Riedler

Re:	United Therapeutics Corporation
Registration Statement on Form S-4 (File No. 333-173857)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, United Therapeutics Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company (the “Registration Statement”) be accelerated to 4 p.m., Eastern Time, on June 2, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

United Therapeutics Corporation

By:	/s/ John S. Hess, Jr.
John S. Hess, Jr.
Vice President and Associate General Counsel

cc:           Stephen I. Glover, Gibson, Dunn & Crutcher LLP

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